SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

1st United Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33740N105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 33740N105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Hill Capital, L.L.C., 73-1597141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 316,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,734,173
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,734,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%**
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

2 of 7

CUSIP No. 33740N105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 316,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,734,173
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,734,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

3 of 7

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill.

This Schedule 13G relates to Common Stock, $0.01 par value (the “Common Stock”), of 1st United Bancorp, Inc., a Florida corporation (the “Issuer”), purchased by Forest Hill for the accounts of (i) Forest Hill Select Fund, L.P. (“Forest Hill Select”), of which Forest Hill is the general partner, (ii) a managed account to which Forest Hill acts as investment advisor and retains voting authority (the “Voting Managed Account” and together with Forest Hill Select, the “Voting Accounts”) and (iii) a managed account to which Forest Hill acts as investment advisor, but does not retain voting authority (the “Non-Voting Account”).

Item 1(a)	Name of Issuer.

1st United Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One North Federal Highway

Boca Raton, Florida 33432

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430

Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

33740N105

4 of 7

Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Forest Hill and Mr. Lee are the beneficial owners of 1,734,173 shares of Common Stock.

(b)	Forest Hill and Mr. Lee are the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,734,173 by 34,070,270, the number of shares of Common Stock issued and outstanding as of October 12, 2012 as reported in the Issuer’s Form 10-Q filed on October 22, 2012.

(c)	Forest Hill has the sole power to vote the 316,549 shares of Common Stock held in the Voting Accounts and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the vote of the 316,549 shares of Common Stock held in the Voting Accounts and beneficially owned by Forest Hill. Neither Forest Hill nor Mr. Lee has the power to vote the 1,417,624 shares of Common Stock held in the Non-Voting Account. Forest Hill has the sole power to dispose of the 1,734,173 shares of Common Stock beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the disposition of the 1,734,173 shares of Common Stock beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

5 of 7

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2013, between Forest Hill and Mark Lee.

6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Forest Hill Capital, L.L.C.

By:	/S/ MARK LEE

Mark Lee, Manager

/S/ MARK LEE
Mark Lee

7 of 7